
July 11, 2013

Via E-Mail
Mr. David Goodin
Chief Executive Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND   58506-5650

> **Re: MDU Resources Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Response dated June 17, 2013**
>   **File No. 001-03480**

Dear Mr. Goodin:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

 Item 8 – Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements, page 66

Note 1 – Summary of Significant Accounting Policies, page 66

Goodwill p. 69

1. We note your response to our prior comment 1. Your analysis of the aggregation of your reporting units does not appear to consider whether the components have similar economic characteristics such as long-term average gross margins. We note that an economic characteristics analysis is required per the guidance in ASC 350-20-35-35.

Please provide us your analysis of whether the components have similar economic characteristics to supplement the analysis you provided of the other areas outlined in FASB ASC 280-10-50-11.

You may contact Jamie Kessel at (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining